SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                            Ryanair Statement


The European Commission is currently considering whether, on competition grounds, to permit Ryanair to acquire Aer Lingus.

The deadline for making a decision on the transaction was extended today by the European Commission, with the agreement of Ryanair, from 11 May 2007 to 13 June 2007.

Ryanair is confident, as it has been throughout the process, that this transaction will be cleared by the European Commission as it is a pro-competitive and pro-consumer deal, which will bring lower fares, greater efficiency, new aircraft and more choice for consumers around Europe. It will enable Ryanair to take on the traditional/national airlines, who continue to fleece European consumers with high fares and unjustified fuel surcharges.

Notes to Editors:

Under the Merger Control Regulation, the timetable "may be extended by the Commission with the agreement of the notifying" party for up to twenty working days. As is common in such cases, only Ryanair notified the transaction (Aer Lingus did not) so only Ryanair needed agree.


Ends.                                             Thursday, 22nd February 2007



For reference:

Peter Sherrard                          Pauline McAlester
Ryanair                                 Murray Consultants
Tel: +353-1-8121228                     Tel: +353-1-4980300



The directors of Ryanair accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Ryanair (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  22 February, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director